StreetPrint

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN, EXECUTIVE ASSISTANT
Direct Telephone Extension: 256 • Email: janice.jorgensen@streetprint.com

05010348

July 29, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated July 29, 2005.

Yours very truly,

Janice Jorgensen
Executive Assistant

PROCESSED
AUG 1 2 2005
THOMSON
FINANCIAL

jj
Enclosure

StreetPrint INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2005 Second Quarter Financial Results

Surrey, British Columbia, Canada, July 29, 2005 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three and six month periods ending June 30, 2005.

Summary Financial Information (Unaudited)

In 000's		Three Months Ended June 30 2005	Three Months Ended June 30 2004	Six Months Ended June 30 2005	Six Months Ended June 30 2004
Revenue	$	5,011	4,244	6,560	6,235
Gross Profit		2,854	2,544	3,685	3,603
Earnings before depreciation, interest and income taxes		916	804	(179)	223
Net earnings (loss)	$	458	436	(210)	20
Earnings (loss) per share – basic	$	0.07	0.07	(0.03)	0.01

Total revenues for the second quarter increased by 18% over the second quarter of 2004. On a year to date basis, revenues have increased 5% over 2004. The revenue increase is primarily from the growth in sales of DuraTherm and the initial implementation of new Driveway Impressions franchises. The Company's earnings for the three months ended June 30, 2005 increased by $22,000 over the same 2004 period. For the six months ended June 30, 2005, earnings decreased by $330,000 over the first half of 2004. This is consistent with management's expectations.

Revenue (in thousands)
For the three months ended June 30

	North America			**Europe**			**Other International**		
	2005	**2004**	**% change**	**2005**	**2004**	**% change**	**2005**	**2004**	**% change**
Applied Products	$ 2,951	$ 2,672	10.4	$ 411	386	6.5	$ 447	$ 200	123.5
Equipment & Tooling	714	595	20.0	148	163	(9.2)	103	159	(35.2)
Other	219	48	356.3	18	9	100.0	-	12	(100.0)
Total	$ 3,884	$ 3,315	17.2	$ 577	$ 558	3.6	$ 550	$ 371	48.2

Revenue (in thousands)
For the six months ended June 30

	North America			**Europe**			**Other International**		
	2005	**2004**	**% change**	**2005**	**2004**	**% change**	**2005**	**2004**	**% change**
Applied Products	$ 3,527	$ 3,414	3.3	$ 685	$ 647	5.9	$ 657	$ 491	33.8
Equipment & Tooling	1,032	974	6.0	244	280	(12.9)	149	282	(47.2)
Other	245	111	120.7	21	17	23.5	-	19	(100.0)
Total	$ 4,804	$ 4,499	6.8	$ 950	$ 944	0.6	$ 806	$ 792	1.8

" We are pleased with the revenue growth we achieved in the quarter. Overall we continue to focus on implementing growth initiatives which we expect will generate shareholder value in the longer term", stated Clark Quintin, President and Chief Executive Officer.

At June 30, 2005, the Company's financial position remains strong with $3.9 million (June 30, 2004 - $3.5 million) in working capital and $1.0 million (June 30, 2004 - $1.3 million) in cash and cash equivalents.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products, Equipment & Tooling and associated services related to these product lines. The Company's products are marketed through its Licensed Applicator and franchisee networks throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary